Exhibit 99.1

ANGKASA-X HOLDINGS CORP.

Interim consolidated financial statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

As of June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of June 30,2024	As of December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Trade receivables	$18,347	$4,571
Deposits and prepayments	$12,750	$21,665
Amount due from related party	$21,200	$16,700
Cash and cash equivalents	$294,635	$49,883
Total current assets	$346,932	$92,819

NON-CURRENT ASSETS:
Plant and equipment, net	$1,163,622	$1,300,820
Right-of-use assets, net	$380,398	$408,699
Goodwill	$62,826	$64,578
Total non-current assets	$1,606,846	$1,774,097

TOTAL ASSETS	$1,953,778	$1,866,916

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$-	$505
Amount owing to directors	$1,347,632	$1,069,384
Accrued expenses and other payables	$1,654,479	$1,668,451
Amount due to related party	$403,500	$403,500
Lease liabilities	$15,928	$20,160
Provision for taxation	$29	$31
Total current liabilities	$3,421,568	$3,162,031

NON-CURRENT LIABILITIES:
Lease liabilities	$453,097	$463,944
Total non-current liabilities	$453,097	$463,944

TOTAL LIABILITIES	$3,874,665	$3,625,975

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Share capital;
Common Shares, $0.0001 par value, 100,000,000,000 shares authorized, 229,000,001 and 100 shares issued and outstanding as of June 30, 2024 and Dec 31, 2023 respectively	$22,900	$22,900
Additional paid-in capital	$736,173	$419,676
Irredeemable convertible preference shares	$973,092	$973,092
Merger reserve	$(1,726)	$(1,726)
Comprehensive loss	$(14,678)	$(44,149)
Accumulated losses	$(3,654,018)	$(3,153,565)
Non-controlling interest	$17,370	$24,713
Total stockholders’ equity	$(1,920,887)	$(1,759,059)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,953,778	$1,866,916

The accompanying notes are an integral part of these consolidated financial statements.

F-1

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2024 (Unaudited) and for the six months ended June 30, 2023 (Unaudited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30, 2024	Six months ended June 30, 2023
	(Unaudited)	(Unaudited)

Revenue	$54,413	$154,831

Cost of revenue	$(1,888)	$(58,236)

Gross Profit	$52,525	$96,595

Other income
Unrealised gain from foreign exchange	$-	$2
Other income	$105,983	$273
Total other income	$105,983	$275

Operating expenses:
Selling and distribution expenses	$(4,892)	$(22,833)
General and administrative expenses	$(635,107)	$(767,522)
Realised loss from foreign exchange	$(10,751)	$(1,171)
Total operating expenses	$(650,750)	$(791,526)

Finance cost	$(14,867)	$(15,767)
(LOSS) BEFORE INCOME TAX	$(507,109)	$(710,423)

INCOME TAX PROVISION	$-	$-

NET (LOSS)	$(507,109)	$(710,423)
Other comprehensive income/(loss):
- Foreign exchange translation adjustment	$28,784	$17,331

Total comprehensive loss for the period	$(478,325)	$(693,092)

Income/(loss) after taxation for the period attributable to:
Owners of the Company	$(500,453)	$(715,025)
Non-controlling interests	$(6,656)	$4,602
	$(507,109)	$(710,423)
Total comprehensive income/(loss) for the period attributable to:
Owners of the Company	$(470,983)	$(695,239)
Non-controlling interests	$(7,342)	$2,147
	$(478,325)	$(693,092)
Net (loss) per share, basic and diluted:	(0.0022)	(0.0031)

Weighted average number of common shares outstanding – Basic and diluted	229,000,001	229,000,001

The accompanying notes are an integral part of these consolidated financial statements.

F-2

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the six months ended June 30, 2024 (Unaudited)

and for the six months ended June 30, 2023 (Unaudited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	ORDINARY SHARES		IRREDEEMABLE CONVERTIBLE PREFERENCE SHARES		ADDITIONAL	FOREIGN EXCHANGE			NON-
	Number of shares	Amount	Number of shares	Amount	PAID-IN CAPITAL	TRANSLATION RESERVE	MERGER RESERVE	ACCUMULATED LOSSES	CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2023	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(45,559)	$(1,726)	$(1,479,688)	$39,194	$(176,574)
Preference shares from ECF (AngkasaX Innovation Sdn Bhd) Note 13		$-	2,124,058	$973,092	$-	$-	$-	$-	$-	$973,092
Net loss		$-		$-	$-	$-	$-	$(715,025)	$4,602	$(710,423)
Foreign exchange translation adjustment		$-		$-	$-	$19,786	$-	$-	$(2,455)	$17,331
Balance at June 30, 2023	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(25,773)	$(1,726)	$(2,194,713)	$41,341	$(869,666)

Balance at January 1, 2024	229,000,001	$22,900	2,124,058	$973,092	$419,676	$(44,149)	$(1,726)	$(3,153,565)	$24,713	$(1,759,059)
Share application money		$-		$-	$316,497	$-	$-	$-	$-	$316,497
Net loss		$-		$-	$-	$-	$-	$(500,453)	$(6,656)	$(507,109)
Foreign exchange translation adjustment		$-		$-	$-	$29,471	$-	$-	$(687)	$28,784

Balance at June 30, 2024	229,000,001	$22,900	2,124,058	$973,092	$736,173	$(14,678)	$(1,726)	$(3,654,018)	$17,370	$(1,920,887)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

ANGKASA-X HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2024 (Unaudited) and for the six months ended June 30, 2023 (Unaudited)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	Unaudited	Unaudited

Cash flows from operating activities:
Net (loss) for the year	$(507,109)	$(710,423)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation for plant and equipment	$101,778	$24,950
Amortisation of right-of-use asset	$17,190	$17,518
Finance cost	$14,867	$15,767
Foreign exchange loss	$63,933	$-
Changes in operating assets and liabilities:
Trade receivables	$(13,776)	$-
Other receivables	$4,415	$(1,647)
Amount due from related party	$-	$(13,301)
Trade payables	$(505)	$26,228
Accrued expenses and other payables	$(13,973)	$149,576
Amount owing to directors	$278,248	$329,743
Net cash (used in) operating activities	$(54,932)	$(161,589)

Cash flows from investing activities:
Purchase of plant and equipment	$-	$(247,663)
Net cash (used in) investing activities	$-	$(247,663)

Cash flows from financing activities:
Share application money	$316,497	$-
Repayment of finance lease liabilities	$(16,813)	$(13,509)
Shareholder loan	$-	$403,500
Net cash generated from financing activities	$299,684	$389,991

Effect of foreign exchange translation	$-	$66,855

Net increase in cash and cash equivalent	$244,752	$47,594

Cash and cash equivalent, beginning of the year	$49,883	$75,470

Cash and cash equivalent, end of the year	$294,635	$123,064

The accompanying notes are an integral part of these consolidated financial statements.

F-4

ANGKASA-X HOLDINGS CORP.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Description of Business

Angkasa-X Holdings Corp. (“Angkasa-X”) is a BVI company incorporated on January 22, 2021, and conduct our business in Malaysia through our subsidiaries AngkasaX Sdn. Bhd.

On January 27, 2021, our Company has acquired Angkasa-X Holdings Corp., a company incorporated in Labuan, Malaysia. In consideration of the equity interests of Angkasa-X Holdings Corp., our Chief Executive Officer, Dr. Seah Kok Wah was compensated $100.

On March 23, 2021, our company through its subsidiaries in Labuan, Angkasa-X Holdings Corp., acquired AngkasaX Sdn. Bhd., a private limited company incorporated in Malaysia. In consideration of the equity interests of AngkasaX Sdn. Bhd., our Chief Executive Officer, Dr. Seah Kok Wah was compensated MYR 100.

On September 30, 2021, we invested into AXSpace Sdn. Bhd., a private limited company incorporated in Malaysia, through our Malaysia subsidiary, AngkasaX Sdn. Bhd. with Silkwave Asia Sdn. Bhd. AngkasaX Sdn. Bhd. owns 50% equity interest in AXSpace Sdn. Bhd.

On November 8, 2021, we invested into AngkasaX Global Sdn. Bhd., a private limited company incorporated in Malaysia, through our Labuan subsidiary, Angkasa-X Holdings Corp. with B-Global Sdn. Bhd. Angkasa-X Holdings Corp. owns 51% equity interest in AngkasaX Global Sdn. Bhd.

On December 29, 2021, our Company through its subsidiary in Labuan, Angkasa-X Holdings Corp., invested MYR260,205 and subscribed to 260,205 shares in Mercu Tekun Sdn. Bhd., a private limited company incorporated in Malaysia., representing 51% of the total issued shares of Mercu Tekun Sdn. Bhd.

Variable Interest Entity (“VIE”)

AngkasaX Innovation Sdn. Bhd. (“AXI”) was incorporated in Malaysia on March 3, 2021. AXI’s principal activities are research and development and satellite Intellectual Property development. Our founders, Dr. Seah Kok Wah and Dr. Lim Kin Wan, are the two shareholders and directors of AXI. Our Labuan subsidiary, Angkasa-X Holdings Corp. controls AXI through a series of contractual arrangements (the “VIE Agreements”). The VIE agreements include (i) an Exclusive Business Cooperation Agreement, (ii) a Loan Agreement, (iii) a Share Pledge Agreement, (iv) a Power of Attorney and (v) an Exclusive Option Agreement with the shareholder of AXI.

Set forth below is a more detailed description of each of the VIE agreements.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement, Angkasa-X Holdings Corp. serves as the exclusive provider of information technology consulting services, management software development, computer hardware and software research, development and sales to AngkasaX Innovation Sdn. Bhd.. In consideration of such services, AngkasaX Innovation Sdn. Bhd. has agreed to pay a service fee to Angkasa-X Holdings Corp., which is based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Angkasa-X Holdings Corp.. The Agreement has a term of 10 years but may be extended Angkasa-X Holdings Corp. in its discretion.

Loan Agreement

Pursuant to the Loan Agreement, Angkasa-X Holdings Corp. granted interest-free loans to the shareholders of the AngkasaX Innovation Sdn. Bhd. for the sole purpose of increasing the registered capital of the AngkasaX Innovation Sdn. Bhd.. These loans are eliminated with the capital of AngkasaX Innovation Sdn. Bhd. during consolidation.

F-5

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd.. pledged to Angkasa-X Holdings Corp. a first security interest in all of their equity interests in AngkasaX Innovation Sdn. Bhd. to secure AngkasaX Innovation Sdn. Bhd.’s timely and complete payment and performance of its obligations under the Exclusive Business Cooperation Agreement. During the term of the Share Pledge Agreement, the pledgors agreed, among other things, not to transfer, place or permit the existence of any security interest or other encumbrance on their interest in AngkasaX Innovation Sdn. Bhd. without the prior written consent of Angkasa-X Holdings Corp.. The pledge shall remain in effect until 10 years or such extended term by Angkasa-X Holdings Corp as per the Exclusive Business Cooperation Agreement or upon the obligations under the principle agreement have been fulfilled, whichever is later. However, upon the full payment of the consulting and service fees under the Exclusive Business Cooperation Agreement and upon the termination of AngkasaX Innovation Sdn. Bhd.’s obligations under the Exclusive Business Cooperation Agreement, the Share Pledge Agreement shall be terminated and Angkasa-X Holdings Corp. shall terminate this agreement as soon as reasonably practicable.

Power of Attorney

Pursuant to the Power of Attorney, Dr. Seah Kok Wah and Dr. Lim Kin Wan, as the shareholders of AngkasaX Innovation Sdn. Bhd., granted to the Angkasa-X Holdings Corp.the right to (i) attend shareholders meetings of AngkasaX Innovation Sdn. Bhd. (ii) exercise all shareholder rights (including voting rights) with respect to such equity interests in AngkasaX Innovation Sdn. Bhd. and (iii) designate and appoint on behalf of such shareholders the legal representative, directors, supervisors, and other senior management members of AngkasaX Innovation Sdn. Bhd... The Power of Attorney is irrevocable and is continuously valid from the date of execution of such Power of Attorney, so long as such persons remain shareholders of AngkasaX Innovation Sdn. Bhd.

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd. granted Angkasa-X Holdings Corp.an irrevocable and exclusive right and option to purchase up to 49% of their equity interests in AngkasaX Innovation Sdn. Bhd.. The purchase price shall be equal to the capital paid in by the shareholders, adjusted pro rata for the purchase of less than all of the equity interests. The Agreement is effective for a term of 10 years, and may be renewed at Angkasa-X Holdings Corp.’s election.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries and VIE in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. Subsidiary company is consolidated using the merger method of accounting as the business combination of this subsidiary company involved an entity under common control. All intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Foreign currency translation and transactions

The Company uses United States dollars (“$”) as reporting currency. The functional currency of company’s subsidiary incorporated in Labuan is maintained in United States dollars (“$”). In addition, VIE and subsidiaries incorporated in Malaysia are maintained in their local currencies which are Malaysia Ringgit (“MYR”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates.

Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income, net in the consolidated statements of income and comprehensive income.

F-6

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

The following table outlines the currency exchange rates that were used for the respective periods:

	As of and for the period ended June 30, 2024	As of and for the period ended June 30, 2023
Year/Period-end MYR:US$1 exchange rate	4.7195	4.6790
Year/Period-average MYR:US$1 exchange rate	4.7271	4.4623
Year/Period-end MYR:HKD$1 exchange rate	0.6045	0.5972
Year/Period-average MYR:HKD$1 exchange rate	0.6046	0.5693
Year/Period-end MYR:SGD$1 exchange rate	3.4744	3.4517
Year/Period-average MYR:SGD$1 exchange rate	3.5105	3.3388
Year/Period-end MYR:CNY$1 exchange rate	0.6493	0.6455
Year/Period-average MYR:CNY$1 exchange rate	0.6552	0.6437

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended June 30, 2024 and 2023 the Company incurred a net loss of $507,109 and $710,423 and had an accumulated deficit of $3,654,018 and $3,153,565 for period ended June 30, 2024 and December 31, 2023 respectively. As of June 30, 2024, the Company had shareholders’ deficit of $1,920,887 and negative cash flow from operating activities of $54,932 which raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its shareholders. Management believes the existing shareholders or external financing will provide the additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stock holders, in the case of equity financing.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits with licensed banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value, net of bank overdrafts and pledged deposits, if any.

Accounts Receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The provision of expected credit losses is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables. Management considers historical collection rates, the current financial status of the Company’s customers, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, management believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments, including its trade receivables. The Company does not currently have any amount recorded as an expected credit loss. Based on management’s estimate and based on all accounts being current, the Company has not deemed it necessary to reserve for credit losses at this time.

Property, Plant and Equipment (PPE)

Property, plant and equipment, consist of office equipment and computer software, is recorded at cost reduced by accumulated depreciation and impairment, if any. Depreciation expense is recognized over the assets’ estimated useful lives of five years using the straight-line method. Major additions and improvements are capitalized as additions to the property, plant and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

F-7

Right-of-Use (ROU)

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. Right-of-use assets depreciates on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease

A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’.

Lease liability is measured at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is not being amortized but is reviewed at least annually for impairment and whenever events or changes in circumstances indicate that the value of the asset may be impaired. In the evaluation of goodwill impairment, the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment including comparing the fair value of the reporting unit to its carrying value (including attributable goodwill). Fair value for the reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations.

Fair Value Measurement

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company’s financial instruments, including cash, accounts receivable, prepaid expense and other current assets, accounts payable and accrued liabilities, and loans payable, are carried at historical cost. At December 31, 2022 and December 31, 2021, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

F-8

Non-controlling interests

For the Company’s subsidiaries majority-owned by the Company, non-controlling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

Revenue Recognition

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients.

Revenue is measured at the fair value of the consideration received or receivable, net of discounts and returns. The Company derives its revenue from providing services of Satellite-as-a-Service (“SaaS”) that is primarily involved in providing satellite related services.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding during the periods. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average common shares outstanding during the period adjusted for the effect of dilutive common share equivalent (computed using the treasury stock or if converted method).

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Related Parties

The Company follows ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions and balances.

F-9

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact this ASU may have on its unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this ASU may have on its unaudited condensed consolidated financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Note–3 - Business Combination

On December 29, 2021, Angkasa-X Holdings Corp. purchased 51% equity interest in Mercu Tekun (the “Mercu Tekun Shares”), a company provides turnkey services, provision of design and consultancy services of network topology for satellite transmissions infrastructure and interconnectivity platform and configuration and commissioning services of network equipment and radio transmission platform. The purchase price paid by for the Mercu Tekun Shares consisted of cash. The cash consideration paid was the aggregate amount of $62,241 (the “Acquisition”). The purpose of the Acquisition was to acquire the Mercu Tekun’s market position and expand services offering.

The Acquisition is accounted for under the acquisition method of accounting for business combination, the total purchase price is allocated to tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on December 28, 2021 with the excess recorded as goodwill. The carrying amount of accounts receivable approximates fair value due to the short-term nature, all the accounts receivable was expected to be collected after the Acquisition. Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets from purchased of Mercu Tekun’s business and is not deductible for tax purposes.

Note 4 – Trade receivables

Trade receivables as of June 30, 2024 and December 31, 2023 are summarized as below:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Provision of services	$17,203	$4,571
Service tax receivables	$1,144	$-
Total trade receivables	$18,347	$4,571

Note 5 – Deposits and prepayments

Deposits and prepayments consisted of the following as of June 30, 2024 and December 31, 2023.

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Deposits	$10,098	$10,291
Prepayments	$2,652	$11,374
Total deposits and prepayments	$12,750	$21,665

As of June 30, 2024 and December 31, 2023, the amount of $12,750 and $21,665 respectively on deposits and prepayments are receivables for non-related party transactions and outstanding balances.

F-10

Note 6 – Cash and cash equivalents

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Cash at bank	$294,635	$32,460
Fixed deposit with licensed bank	$-	$17,423
Total cash and cash equivalents	$294,635	$49,883

As at June 30, 2024 and December 31, 2023, the Company recorded cash and cash equivalents of $294,635 and $49,883 respectively which consists of cash on hand, bank balances and fixed deposit with licensed bank.

Note 7 – Plant and equipment

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Office equipment	$18,622	$19,191
Software	$69,298	$71,829
Furniture and fittings	$21,187	$21,980
Renovation	$20,761	$21,183
Space component	$888,458	$893,556
Ground component	$35,671	$35,876
Space component under construction	$-	$-
Ground component under construction	$397,341	$419,205
	$1,451,338	$1,482,820
Less: Accumulated depreciation and amortization	$(252,296)	$(152,049)
Foreign exchange translation	$(35,420)	$(29,951)
Total	$1,163,622	$1,300,820

As at June 30, 2024 and December 31, 2023, the depreciation and amortization expense, classified as operating expenses, were $101,778 and $131,640 respectively.

F-11

Note 8 – Goodwill

As of December 31, 2021, the value of goodwill of $71,045 was recorded due to acquisition of 51% equity interest of Mercu Tekun Sdn Bhd. Goodwill is not amortized but tested for impairment annually. On June 30, 2024, goodwill re-translated at year end closing rate.

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Initial recognition	$71,045	$71,045
Movement of foreign exchange translation	$(8,219)	$(6,467)
Total Goodwill	$62,826	$64,578

Note 9 – Amount owing to directors

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Amount owing to directors	$1,347,632	$1,069,384
Total Amount to directors	$1,347,632	$1,069,384

The amount owing to director is unsecured, interest-free and repayable on demand.

Note 10 – Amount owing from/(to) related parties

Related party balance consisted of the following as of June 30, 2024 and December 31, 2023.

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Amount due from related parties (i)	$21,200	$16,700
Amount due to related party (ii)	$(403,500)	$(403,500)
Total Amount due from/(to) related parties	$(382,300)	$(386,800)

(i)	As of June 30, 2024, the amount due from related parties of $21,200 was owing from See Unicorn Ventures Limited and Angkasa-X (L) Foundation for non-trade transactions, with the amount of $12,750 and $8,450 respectively.

(ii)	As of June 30, 2024, the amount due to related party of $403,500 being loan from the Company’s shareholder.

Note 11 – Accrued expenses and other payables

Accrued expenses and other payables as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Accrued expenses	$1,509,162	$1,016,491
Other payables	$145,317	$651,960
Total accrued expenses and other payables	$1,654,479	$1,668,451

All short term payables are measured at undiscounted amounts because the effect of discounting is immaterial.

F-12

Note 12 – Leases

As of June 30, 2024, the company has four separate operating lease agreements for three office space in Malaysia with a term of three years, and one operating land lease in Malaysia (USM Penang) with a term of 20 years. The company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make the lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payment made and excludes lease incentives.

The components of operating lease cost and supplemental cash flow information related to leases are as follows:

June 30, 2024
(Unaudited)
Other Information
Cash paid for amounts included in the measurement of lease liabilities	$16,812
Weighted average remaining lease term – operating leases (in years)	17.01
Average discount rate – operating leases	6.35 – 6.85%

The supplemental balance sheet information related to lease is as follows:

June 30, 2024
(Unaudited)
Non-current assets
Right-of-use assets	$380,398

Current liabilities
Operating lease liabilities	$15,928
Non - Current liabilities
Operating lease liabilities	$453,097

As of June 30, 2024, operating lease right of use asset as follow:

June 30, 2024
(Unaudited)
Balance as of January 1, 2023	$446,957
Additions	$20,055
Remeasurement	$(6,087)
Less: Amortization	$(34,970)
Foreign exchange translation loss	$(17,256)
Balance as of December 31, 2023	$408,699
Additions	$-
Remeasurement	$-
Less: Amortization	$(17,190)
Foreign exchange translation loss	$(11,111)
Balance as of June 30, 2024	$380,398

As of June 30, 2024, operating lease liability as follow:

June 30, 2024
(Unaudited)
Balance as of January 1, 2023	$482,655
Add: Finance cost	$30,397
Add: Additions	$20,055
Less: Repayment of lease liabilities	$(24,035)
Remeasurement	$(6,087)
Foreign exchange translation loss	$(18,881)
Balance as of December 31, 2023	$484,104
Add: Finance cost	$14,867
Add: Additions	$-
Less: Repayment of lease liabilities	$(16,813)
Remeasurement	$-
Foreign exchange translation loss	$(13,133)
Balance as of June 30, 2024	$469,025

F-13

Note 13 – Shareholders’ Equity

(A) Ordinary Shares

From the inception date January 22, 2021 to June 30, 2023, 228,000,001 Ordinary Shares was issued to 7 stockholders at a price of $0.0001 per share for gross proceeds of $22,800.

(B) Private Placement

On February 6, 2021, the board of the Company approved that the Company is offering to sell up to 1,000,000 of Ordinary Shares at a price of $0.25 per Share (“Private Placement), The Private Placement is being made directly by the Company without the use of broker, dealer, underwriter or other intermediary, only to investors approved by the Company.

On June 30, 2021, the Company completed the closing of the Private Placement pursuant to which the Company totally sold 1,000,000 units, each such unit consisting of 1 share of Ordinary Share, at $0.25 per share for gross proceeds of $250,000.

(C) Irredeemable Convertible Preference Share (“ICPS”)

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. The Company, on January 28, 2022, through its subsidiary – AngkasaX Innovation Sdn Bhd had issued several tranches of preference share amounting to USD243,793 for 562,650 units at $0.4333 per share, USD438,302 for 919,558 at $0.4766 per share, USD288,852 for 636,300 at $0.4540 per share and USD2,145 for 4,650 units at $0.4613 per share respectively. Subsequently, on January 31, 2022, the Company has successfully completed and received its remaining portion of crowdfunding fundraising exercise on the Malaysia licensed Equity Crowdfunding (“ECF”) platform.

The “ICPS” were issued on the following term and condition:

(a) Issue

The “ICPS” shall be irredeemable convertible preference shares and each “ICPS” confers on the “ICPS” Holder for the rights, privileges and restriction set out in Term Sheet.

(b) Ranking of the “ICPS”

The “ICPS” will upon allotment and issue, rank equally amongst themselves, and will rank ahead in priority to the holders of the ordinary shares and all other classes of shares (if any) in the Company, in respect of payment out of the assets of the Company upon any liquidation, dissolution or winding up of the Company, provided always that the Board approves such payment out of the assets of the Company on this basis and further affirms the priority of payment to the “ICPS” Holder.

The “ICPS” will rank subordinated to all the Company’s creditors in respect of payment of debt and payments out of assets of the Company upon liquidation, dissolution, or winding up of the Company.

Notwithstanding anything to the contrary herein, the Board shall not issue any preference shares (other than additional “ICPS”) which rank equally with or in priority to, the “ICPS” unless the issue of such securities has first been approved by the “ICPS” Holders by way of an ordinary resolution of such holders.

(c) Conversion

(i) Entitlement to Convert

Upon expiration of the Tenure of the “ICPS” but not later than six months from the expiry date, the ICPS Holders shall have the rights to convert the “ICPS” to ordinary shares on the following mechanism:

●	Company successfully listed on United States capital markets via Initial Public Offering (IPO) exercise on or before expiration of the Tenure.

●	Company fail to list on United States capital markets via Initial Public Offering (IPO) after the expiration of the Tenure.

In the event the Company do not receive the conversion notice within six months from the last day of the Tenure, the Board of the Company may base on the request of the “ICPS” Holders have the discretion to extend the Tenure of the “ICPS” perpetually with the exact same terms as stated in Term Sheet and the Constitution of the Company.

F-14

(ii) Conversion Ratio

The conversion ratio is fixed as follow:

●	each one “ICPS” shall be converted to one ordinary share in the Company which shall be valued at the Subscription Price per share and shall be swapped with ordinary shares in the Company at a number of value equivalent to one time the “ICPS” issue price.

The conversion ratio will be subject to any necessary adjustments from time to time, at the determination of the Board, in the event of any alteration to the Company’s share capital, whether by way of rights issue, capitalisation issue, consolidation of shares, subdivision of shares or reduction of capital howsoever being effected, in accordance with the provisions of the Constitution of the Company. The Company will give notice in writing to the “ICPS” holders of its intention to make such adjustments to the conversion ratio.

If the conversion results in a fractional entitlement to new ordinary shares, such fractional entitlement will be disregarded and no refund or credit, whether in the form of “ICPS”, cash or otherwise, will be given in respect of the disregarded fractional entitlement.

(d) Private Offering

On September 12, 2023, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 10,888 units, each such unit consisting of 1 share of Ordinary Share, at $5 per share for gross proceeds of $54,443.

On October 16, 2023, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 20,000 and 33,333 units, each such unit consisting of 1 share of Ordinary Share, at $0.001 and $1.50 per share respectively, for gross proceeds of $50,020.

On April 15, 2024, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 21,505 units, each such unit consisting of 1 share of Ordinary Share, at $1.00 per share, for gross proceeds of $21,505.

On April 24, 2024, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 99,992 units, each such unit consisting of 1 share of Ordinary Share, at $1.00 per share, for gross proceeds of $99,992.

On April 25, 2024, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 10,000 units, each such unit consisting of 1 share of Ordinary Share, at $1.00 per share, for gross proceeds of $10,000.

On May 2, 2024, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 200,000 units, each such unit consisting of 1 share of Ordinary Share, at $0.50 per share, for gross proceeds of $100,000.

On May 28, 2024, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 25,000 units, each such unit consisting of 1 share of Ordinary Share, at $1.00 per share, for gross proceeds of $25,000.

On May 29, 2024, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 10,000 units, each such unit consisting of 1 share of Ordinary Share, at $1.00 per share, for gross proceeds of $10,000.

On June 6, 2024, the Company completed the closing of the Private Offering pursuant to which the Company totally sold 50,000 units, each such unit consisting of 1 share of Ordinary Share, at $1.00 per share, for gross proceeds of $50,000.

Note 14 - Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding. Diluted loss per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to potentially diluted securities. There were no potential diluted securities outstanding for each of the periods presented. The following table sets forth the computation of basic and diluted loss per share:

	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Numerator:
Net loss	$(507,109)	$(710,423)
Denominator:
Weighted-average shares outstanding-Basic and diluted	229,000,001	229,000,001
Loss per share
-Basic and diluted	$(0.0022)	$(0.0031)

F-15

Note 15 – Segment Information

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and Chief Operating Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to similar customer base and similarities in economic characteristics: nature of services; and procurement and distribution processes.

By Geography:

	For the six months period ended June 30, 2024
	BVI	Malaysia	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$54,413	$54,413
Cost of revenues	$-	$(1,888)	$(1,888)
Other Income	$-	$105,983	$105,983
Administrative expenses	$(97,135)	$(406,687)	$(503,822)
Marketing and distribution expenses	$-	$(4,892)	$(4,892)
Other expenses	$(2,555)	$(139,481)	$(142,036)
Finance cost	$-	$(14,867)	$(14,867)
Net (loss) before taxation	$(99,690)	$(407,419)	$(507,109)

Total assets	$(210)	$1,953,988	$1,953,778
Total liabilities	$130,232	$3,744,433	$3,874,665

	For the six months period ended June 30, 2023
	BVI	Malaysia	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$154,831	$154,831
Cost of revenues	$-	$(58,236)	$(58,236)
Other Income	$-	$275	$275
Administrative expenses	$(103,153)	$(618,948)	$(722,101)
Marketing and distribution expenses	$-	$(22,833)	$(22,833)
Other expenses	$-	$(46,592)	$(46,592)
Finance cost	$-	$(15,767)	$(15,767)
Net (loss) before taxation	$(103,153)	$(607,270)	$(710,423)

Total assets	$290	$1,493,290	$1,493,580
Total liabilities	$768,872	$1,594,374	$2,363,246

*Revenues and costs are attributed to countries based on the location of customers.

F-16

Note 16 – Concentration of Risk

a)	Major Customers

For the six months period ended June 30, 2023, the Company generated total net revenue of $154,831, of which two customers accounted for 76.3% and 13.2% of our total revenue, amounting to $118,143 and $20,463.

For the six months period ended June 30, 2024, the Company generated total net revenue of $54,413, of which two customers accounted for 52.5% and 38.9% of our total revenue, amounting to $28,560 and $21,156.

	For the six months period ended June 30 (Unaudited)
	2024	2023	2024	2023	2024	2023
	Revenue	Revenue	% of Revenue	% of Revenue	Account receivables	Account receivables
Customer A	$28,560	$10,085	52.5%	6.5%	$17,608	$-
Customer B	$-	$6,140	-%	4.0%	$-	$-
Customer C	$-	$118,143	-%	76.3%	$-	$-
Customer D	$-	$20,463	-%	13.2%	$-	$-
Customer E	$4,697	$-	8.6%	-%	$-	$-
Customer F	$-	$-	-%	-%	$739	$-
Customer G	$21,156	$-	38.9%	-%	$-	$-
Total	$54,413	$154,831	100.0%	100.0%	$18,347	$-

b)	Major Vendors

For the six months period ended June 30, 2023, the Company incurred cost of revenue of $58,236, of which there was one supplier who accounted for more than 10% of the Company’s purchases.

For the six months period ended June 30, 2024, the Company incurred cost of revenue of $1,888, of which there were three suppliers who accounted for more than 10% of the Company’s purchases.

	For the six months period ended June 30 (Unaudited)
	2024	2023	2024	2023	2024	2023
	Cost of Revenue	Cost of Revenue	% of Cost of Revenue	% of Cost of Revenue	Account payables	Account payables
Vendor A	$719	$543	38.1%	0.9%	$-	$-
Vendor B	$-	$303	%	0.5%	$-	$-
Vendor C	$-	$2,067	%	3.6%	$-	$-
Vendor D	$-	$403	%	0.7%	$-	$-
Vendor E	$-	$2,062	%	3.5%	$-	$-
Vendor F	$-	$1,345	%	2.3%	$-	$-
Vendor G	$-	$426	%	0.7%	$-	$-
Vendor H	$-	$42,580	%	73.1%	$-	$-
Vendor I	$-	$766	%	1.3%	$-	$-
Vendor J	$-	$2,017	%	3.5%	$-	$-
Vendor K	$-	$961	%	1.7%	$-	$-
Vendor L	$-	$3,249	%	5.6%	$-	$-
Vendor M	$94	$1,514	5.0%	2.6%	$-	$-
Vendor N	$53	$-	2.8%	-%	$-	$-
Vendor O	$514	$-	27.2%	-%	$-	$-
Vendor P	$95	$-	5.0%	-%	$-	$-
Vendor Q	$413	$-	21.9%	-%	$-	$-
Total	$1,888	$58,236	100.0%	100.0%	$-	$-

c)	Credit Risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its account receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Risks are substantially mitigated as payments are progressive based on work completed.

Note 17 – Significant Events

There were no significant events to be disclosed as at the date of June 30, 2024.

Note 18 – Subsequent Events

The Company has evaluated subsequent events that occurred after June 30, 2024 up through the date of the Company issued unaudited interim consolidated financial statements in accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.

There was no other subsequent event that required recognition or disclosure.

F-17